UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

The application of Compugen Ltd. (NASDAQ: CGEN) (“Compugen” or the “Company”) to list the Company’s ordinary shares, par value NIS 0.01 per share, on The Nasdaq Global Market has been approved by the Nasdaq Listing Qualifications Department of the NASDAQ Stock Market LLC. The listing of Compugen’s ordinary shares will be transferred from The NASDAQ Capital Market to The NASDAQ Global Market at the opening of business on January 27, 2014. Compugen’s ordinary shares will continue to trade under the symbol “CGEN”.

The information contained in this Report, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, and 333-185910.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: January 23 2014	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel